Mail Stop 4561

July 12, 2007

Mr. Thomas R. Cangemi
Executive Vice President and Chief Financial Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

      Re: New York Community Bancorp, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2006
               File No. 001-31565

Dear Mr. Cangemi:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  John P. Nolan
                  Accounting Branch Chief